SEC File Number: 811-21403

                      U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                     FORM 12B-25

                            NOTIFICATION OF LATE FILING

(Check One) :
[   ]  Form 10-K
[   ]  Form 11-K
[   ]  Form 20-F
[   ]  Form 10-Q
[   ]  Form N-SAR
[X]  Form N-CSR

For Period Ended:  December 31, 2003

[   ]  Transition Report on Form 10-K
[   ]  Transition Report Form on 20-F
[   ]  Transition Report Form on 11-K
[   ]  Transition Report Form on 10-Q
[   ]  Transition Report Form on N-SAR
[   ]  Transition Report Form on N-CSR

For the Transition Period Ended: _________________________.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A.


Part I - Registrant Information

Full  Name  of  Registrant:   Western  Asset/Claymore  U.S.  Treasury  Inflation
Protected Securities Fund

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 385 East Colorado Boulevard

City, State and Zip Code: Pasadena, California 91101

Part II - Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25 (b), the following should be completed. [Check box if appropriate.]

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c)has been attached if applicable.

Part III  - Narrative

The registrant is filing Form N-CSR on the date hereof due to an inadvertent miscalculation of the applicable filing deadline.

Part IV  - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Sean Fitzpatrick, (410) 454-2744

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes  [ X ]  No  [   ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ] No [ X ]

If so: attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state then reasons why a reasonable estimate of the results cannot be made.

A copy of the Agreement and Declaration of Trust of Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund (the "Trust") is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument has been executed on behalf of the Trust by an officer of the Trust as an officer and not individually and the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders of the Trust individually but are binding only upon the assets and property of the Trust.

Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 3/11/04

By: Gregory B. McShea
Gregory B. McShea
Vice President
Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund